Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

and All Outstanding Shares of Series B Preferred Stock

of

HORIZON GLOBAL CORPORATION

a Delaware Corporation

at

$1.75 Net Per Share of Common Stock

and the Redemption Price (as defined herein) Net Per Share of Series B Preferred Stock by

PHX Merger Sub, Inc.

a wholly owned subsidiary of

First Brands Group, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 6, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

PHX MERGER SUB, INC. (“PURCHASER”), A WHOLLY OWNED SUBSIDIARY OF FIRST BRANDS GROUP, LLC, A DELAWARE LIMITED LIABILITY COMPANY (“PARENT”) AND, TOGETHER WITH PURCHASER, (THE “PURCHASER PARTIES”), IS OFFERING TO PURCHASE FOR CASH ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “COMMON STOCK”), AND ALL OF THE OUTSTANDING SHARES OF SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE (THE “PREFERRED STOCK” AND TOGETHER WITH THE COMMON STOCK, THE “SHARES”), OF HORIZON GLOBAL CORPORATION, A DELAWARE CORPORATION (THE “COMPANY” OR “HORIZON”) AT A PURCHASE PRICE OF $1.75 PER SHARE OF COMMON STOCK AND AN AMOUNT EQUAL TO THE REDEMPTION PRICE (AS DEFINED IN THE PREFERRED STOCK CERTIFICATE OF DESIGNATIONS) PER SHARE OF PREFERRED STOCK CALCULATED AS OF THE ACCEPTANCE TIME, IN EACH CASE (THE “OFFER PRICE”), NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON AND LESS ANY APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE (THE “OFFER TO PURCHASE”) AND IN THE RELATED LETTER OF TRANSMITTAL (THE “LETTER OF TRANSMITTAL,” WHICH TOGETHER WITH THIS OFFER TO PURCHASE AND OTHER RELATED MATERIALS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW), CONSTITUTES THE “OFFER”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 30, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Horizon. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into Horizon (the “Merger”), with Horizon continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent (the closing of the Merger, the “Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) any Shares that are owned by or held in the treasury of Horizon; (ii) any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent; and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the applicable Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Horizon will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below). The parties do not anticipate needing to seek any approval or make any filing with any regulatory body in connection with the Offer or the Merger. The Minimum Tender Condition requires that the number of shares of Common Stock validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), represent a majority of the total number of Shares outstanding at the Expiration Time. In addition, there shall not have been issued by a governmental body of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger nor shall any law have been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 16 — “Certain Conditions to the Offer.”

After careful consideration, Horizon’s board of directors (the “Horizon Board”), has unanimously (i) determined that the Merger Agreement and the Transactions (as defined below) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

January 9, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, in its capacity as depositary for the Offer (the “Depository Agent”), and either deliver the certificates for your Shares to the Depository Agent along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to one minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

We are not aware of any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or is prohibited by any administrative or judicial action pursuant thereto. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act (as defined below), furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Horizon has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 7 — “Certain Information Concerning Horizon — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Horizon, the Information Agent or the Depository Agent or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of

Parent, Purchaser, Horizon or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders Call (Toll-Free): (888) 541-9895

Banks and Brokers Call: (212) 269-5550

By Email: hzn@dfking.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Horizon contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Horizon or has been taken from or is based upon publicly available documents or records of Horizon on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Horizon provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought

All issued and outstanding shares of Common Stock, par value $0.01 per share, of Horizon Global Corporation.

All issued and outstanding shares of Series B Preferred Stock, par value $0.01 per share, of Horizon Global Corporation.

Price Offered Per Share	$1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock calculated as of the Acceptance Time (the “Offer Price”), in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless the Offer is extended or earlier terminated.

Purchaser	PHX Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company.

Horizon Board Recommendation	On December 30, 2022, the Horizon board of directors (the “Horizon Board”), unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement other than any financing by Parent or Purchaser (the “Transactions”) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Horizon Board Recommendation”); and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

Who is offering to buy my Shares?

•

PHX Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of First Brands Group, LLC, (“Parent” and, together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.01 per share, and any and all of the outstanding shares of preferred stock, par value $0.01 per share, of Horizon. Parent is a global automotive parts company that develops, markets and sells premium products through a portfolio of market-leading brands including: Raybestos® complete brake solutions, Centric® Parts replacement brake components, FRAM® filtration products, Luber-finer® filtration products, TRICO® wiper blades, ANCO® wiper blades, Carter® fuel and water pumps, Autolite® spark plugs, StrongArm® lift supports, and StopTech® performance brakes.

•

Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Horizon (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Delaware General Corporation Law (“DGCL”).

See Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (the “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the terms “Parent” to refer to First Brands Group, LLC alone, the term “Purchaser” to refer to PHX Merger Sub, Inc. alone and the terms the “Company” or “Horizon” to refer to Horizon Global Corporation alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, and any and all of the outstanding shares of preferred stock, par value $0.01 per share, of Horizon on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”). Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer, the term “Common Stock” to refer to the common stock, par value $0.01 per share, of Horizon that are the subject of the Offer, the term “Preferred Stock” to refer to the Series B Preferred Stock, par value $0.01 per share, of Horizon that are subject to the Offer, and the term “Shares” to refer to shares of Common Stock and Preferred Stock, collectively.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Horizon. If the Offer is consummated, Parent intends to consummate the Merger (the “Closing”) as soon as practicable after the following of the consummation of the Offer, but in any event no later than the date of, and immediately following, the Acceptance Time (as defined below), or such other place and time agreed by Parent, Purchaser, and Horizon in writing (the “Closing Date”). Upon consummation of the Merger, Horizon would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

See Section 10 — “Background of the Offer; Past Contacts or Negotiations with Horizon” and Section 12 — “Purpose of the Offer; Plans for Horizon.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock calculated as of the Acceptance Time (the “Offer Price”), in each case, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase, Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Horizon have entered into an Agreement and Plan of Merger, dated as of December 30, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 16 — “Certain Conditions to the Offer.”

What does Horizon’s Board think of the Offer?

At a meeting of the Horizon Board held on December 30, 2022, the Horizon Board unanimously:

•

determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, other than any financing by Parent or Purchaser (the “Transactions”) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions;

•

approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement,

•	resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

•	resolved that the Merger would be effected under Section 251(h) of the DGCL.

A more complete description of the reasons for the Horizon Board’s approval of the Offer and the Merger is set forth in Horizon’s Solicitation/Recommendation Statement on Schedule 14D-9.

Will you have the financial resources to make payment?

Yes, we currently have, and expect at the conclusion of the Offer will have, sufficient resources available to us. We estimate that we will need approximately $425,000,000 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding incentive awards), and to pay related transaction fees and expenses at the Closing.

See Section 9 — “Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon (collectively, the “Offer Conditions”):

(a) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined below) that number of Shares which represent a majority of the Shares outstanding at the Expiration Time (the “Minimum Tender Condition”);

(b) there not having been issued by a governmental body of competent jurisdiction, and remaining in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger, and no law having been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger;

(c) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required under any applicable Antitrust Laws having been made, obtained or occurred;

(d) (i) The representations and warranties of Horizon set forth in the Merger Agreement in Section 3.1(a) and (d) (Organization; Subsidiaries), Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.3(a) and Section 3.3(b) (other than clause (ii)(B) thereof) (Consents and Approvals; No Violations), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers or Finders) and Section 3.21 (State Takeover Statutes), being true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all material respects as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties set forth in Section 3.4(a) (Capitalization) being true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties set forth in the second sentence of Section 3.6 (Absence of Certain Changes) being true and correct in all respects, (iv) all other representations and warranties of Horizon set forth in the Merger Agreement being true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects as of and as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, and (v) Parent having received a certificate signed on behalf of Horizon by an executive officer of Horizon to the effect of the foregoing clauses (i) through (iv);

(e) Horizon having complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement, and (ii) Parent having received a certificate signed on behalf of Horizon by an executive officer of Horizon to such effect; and

(f) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to (but are not required to) increase the Offer Price, waive any Offer Condition (other than the Minimum Tender Condition, which is non-waivable) or modify the terms of the Offer in their sole discretion; provided, however, that Parent and Purchaser shall not unless previously approved by Horizon in writing:

•	reduce the number of shares of Company Stock subject to the Offer;

•	reduce the Offer Price;

•	add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such;

•	extend or otherwise change the Expiration Time (except as required or permitted by the Merger Agreement); or

•	change the form of consideration payable in the Offer.

See Section 16 — “Certain Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any Horizon stockholders agreed to tender their Shares?

No. None of Horizon’s stockholder have agreed to tender their shares.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

i. tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depository Agent (as defined herein), or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depository Agent or

ii. tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Time.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.

The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs (the “Acceptance Time”), shall occur promptly following the Expiration Time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depository Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

See Section 2 — “Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Shares also may be withdrawn at any time after March 10, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depository Agent while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer from time to time:

•	as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, and

•

if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, at the request of the Company, Purchaser shall (and Parent shall cause Purchase to) extend the Offer on one or more occasions in consecutive increments of up to five (5) business days each (or such longer period as the parties may agree), until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Purchaser be required to extend the Offer beyond the June 30, 2023, (the “Outside Date”) or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled Expiration Time, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Purchaser shall in such situation be required to extend the Offer in consecutive increments of up to five (5) business days each but in no event more than twenty (20) business days in the aggregate (or such other period as the parties may agree), (3) Purchaser may extend the Offer for up to twenty (20) business days in order to determine whether the Offer Condition related to regulatory approvals has been satisfied, and (4) if the Expiration Time is concurrent with or after a Notice Period, then Purchaser shall extend the Offer if requested by the Company Board, or may extend the Offer at its election, in accordance with the non-solicitation provisions of the Merger Agreement and for the number of business days provided therein.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, (the “Depository Agent”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

If the Offer is completed, will Horizon continue as a public company?

As soon as practicable following the completion of the Offer, we intend to effect the Merger. If the Merger takes place, Horizon will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 14 — “Certain Effects of the Offer.”

If the Merger Agreement is terminated, what will happen to the Offer?

In the event that the Merger Agreement is validly terminated, Purchaser shall (i) promptly (and in any event within one business day) of such termination terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) promptly return, or cause the Depository Agent to return, in accordance with applicable law, all tendered Shares to the tendering stockholders.

See Section 1 — “Terms of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and each of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, Horizon or any other wholly owned subsidiary of Parent, Purchaser, Horizon or by any stockholder of Horizon who validly exercises appraisal rights under the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of the DGCL.

See the “Introduction” to this Offer to Purchase and Section 14 — “Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under the DGCL in connection with the Merger.

See Section 18 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On December 30, 2022, which was the last trading day prior to the public announcement of the Merger Agreement, the reported closing sales price of the shares of Common Stock on the New York Stock Exchange (“NYSE”) was $0.389. On January 6, 2023, the last full trading day before the commencement of the Offer, the reported closing sale price of the shares of Common Stock on NYSE was $1.73. The Offer Price represents a premium of approximately 350% over the December 30, 2022 reported closing sale price and a premium of approximately 1.01% over the January 6, 2023 reported closing sale price.

See Section 6 — “Price Range of Shares; Dividends.”

What will happen to my Options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase shares of Common Stock. Because no options have a strike price at or above the Offer Price, no options are entitled to receive any payment in connection with the Offer or the Merger. Pursuant to the Merger Agreement, each option to purchase shares of Common Stock (an “Option”), whether vested or unvested, will be terminated and cancelled immediately prior to the Effective Time in exchange for no consideration.

See Section 11 — “The Merger Agreement; Other Agreements —The Merger Agreement — Treatment of Options.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (888) 541-9895. D.F. King & Co., Inc. is acting as the information agent for our tender offer (the “Information Agent”). See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

PHX Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent,” and together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), of Horizon Global Corporation, a Delaware corporation (the “Company” or “Horizon”) at a purchase price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock calculated as of the Acceptance Time (the “Offer Price”), in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 30, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Horizon. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into Horizon (the “Merger”), with Horizon continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent (the closing of the Merger, the “Closing,” and the date of the Closing, the “Closing Date”), in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) without a vote of Horizon’s stockholders. The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be on or prior to one minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, Horizon or any other direct or indirect wholly owned subsidiary of Parent or Purchaser, and (ii) Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest. As a result of the Merger, Horizon will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Horizon stock options.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, in its capacity as depositary for the Offer (the “Depository Agent”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below).

The Minimum Tender Condition requires that the number of shares of Common Stock validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 p.m., Eastern

Time, on February 6, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement represent a majority of the shares of Common Stock outstanding at the time of the expiration of the Offer. The parties do not anticipate needing to seek any approval or make any filing with any regulatory body in connection with the Offer or the Merger. In addition, no governmental body of competent jurisdiction shall have issued any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger nor shall any law have been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 16 — “Certain Conditions to the Offer.”

After careful consideration, the Horizon Board, has unanimously (i) determined that the Merger Agreement and the Offer, the Merger or the other transactions contemplated by the Merger Agreement other than any financing of Parent or Purchaser (the “Transactions”) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Horizon Board Recommendation”); and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

A more complete description of the Horizon Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Horizon’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth on the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation — Recommendation of the Board.”

Horizon has advised Parent that, as of January 5, 2023, 27,732,762 shares of Common Stock were issued and outstanding and the Minimum Tender Condition would be satisfied if at least 13,866,382 shares of Common Stock are validly tendered and not withdrawn on or prior to the Expiration Time.

Pursuant to the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified.

If the Minimum Tender Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of Horizon pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of Horizon, in accordance with Section 251(h) of the DGCL.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not withdrawn as permitted under Section 4 — “Withdrawal Rights” (and in any event within one business day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on or after the Expiration Time.

The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be one minute after 11:59 p.m., Eastern Time, on February 6, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 16 — “Certain Conditions to the Offer.”

The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement. Subject to the other provisions of the Merger Agreement, Purchaser must extend the Offer from time to time (i) as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, at the request of the Company, Purchaser must extend the Offer on one or more occasions in consecutive increments of up to five (5) business days each (or such longer period as the parties may agree) until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Purchaser be required to extend the Offer beyond June 30, 2023, (the “Outside Date”) or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled Expiration Time, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Purchaser shall in such situation be required to extend the Offer in consecutive increments of up to five (5) business days each but in no event more than twenty (20) business days in the aggregate (or such other period as the parties may agree), (3) Purchaser may extend the Offer for up to twenty (20) business days in order to determine whether the Offer Condition related to regulatory approvals has been satisfied, and (4) if the Expiration Time is concurrent with or after a Notice Period, then Purchaser shall extend the Offer if requested by the Company Board, or may extend the Offer at its election, in accordance with the non-solicitation provisions of the Merger Agreement and for the number of business days provided therein.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to (but are not required to) increase the Offer Price, waive any Offer Condition (other than the Minimum Tender Condition, which is non-waivable) or modify the terms of the Offer in their sole discretion; except that, notwithstanding anything to the contrary contained in the Merger Agreement, without the prior written consent of Horizon, Purchaser shall not (i) reduce the number of shares of Company Stock subject to the Offer; (ii) reduce the Offer Price; (iii) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such; (iv) extend or otherwise change the Expiration Time (except as required or permitted by the Merger Agreement); or (v) change the form of consideration payable in the Offer. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment for Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository Agent may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not intend to provide a subsequent offering period for the Offer; however, the Offer may be extended pursuant to the Merger Agreement.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 16 — “Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if:

•	we and Horizon mutually agree to terminate the Merger Agreement;

•	the Acceptance Time shall not have occurred on or before 11:59 p.m. Eastern Time on the Outside Date;

•

a governmental entity of competent jurisdiction shall have issued or taken any temporary restraining order, preliminary or permanent injunction or other order (“Restraint”) which is final and nonappealable permanently restraining or otherwise prohibiting (or making illegal the) consummation of the Offer or the Merger, such that the regulatory condition set forth in Merger Agreement cannot be satisfied; provided that the right of a party to terminate the Merger Agreement pursuant to this provision will not be available to any party that has breached in any material respect its obligations under the Merger Agreement which breach was the primary cause of the issuance or taking of such Restraint;

•

the Offer shall have expired pursuant to its terms (including any extensions thereof required or permitted pursuant to the terms of the Merger Agreement) without Purchaser having irrevocably accepted for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement solely as a result of the failure of the Minimum Tender Condition to be satisfied; provided, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party seeking to terminate if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its covenants, obligations or agreements under the Merger Agreement has been a principal cause of or resulted in the non-satisfaction of the Minimum Tender Condition;

•

(i) except as expressly permitted by the Merger Agreement, the Company Board (1) fails to include the Company Recommendation in the Schedule 14D-9, (2) changes, qualifies, withholds, withdraws or modifies or publicly proposes to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (3) fails to recommend against acceptance of any tender offer or exchange offer for the Shares that constitutes a Takeover Proposal within ten (10) business days after commencement of such offer, (4) adopts, approves or recommends to stockholders of the Company, or publicly proposes to approve or recommend to stockholders of the Company, a Takeover Proposal, or (5) after public announcement of a Takeover Proposal, fails to publicly affirm the Company Recommendation within ten (10) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Acceptance Time) (the actions described in the foregoing clauses (1) – (5) being referred to as a “Horizon Change in Recommendation”); (ii) the Company shall have materially breached its non-solicitation covenants in the Merger Agreement and, in such case, such breach is not curable or such breach has not been cured within five (5) business days’ notice thereof by Parent to the Company; and

•

if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (i) would result in a failure of any of the Offer Conditions relating to the performance of the Company’s covenants or the accuracy of the Company’s representations and warranties, and (ii) which is not cured prior to the earlier of (1) the Outside Date and (2) thirty (30) days following written notice to the Company; provided that (x) Parent has given the Company written notice, delivered at least thirty (30) days prior to such termination (or promptly, if such notice is given within thirty (30) days prior to the Outside Date), stating Parent’s intention to terminate the Merger Agreement and the basis for such termination; and (y) Parent will not have the right to terminate the Merger Agreement pursuant to the foregoing provision if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

Horizon has provided us with Horizon’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Horizon’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 16 — “Certain Conditions to the Offer,” we will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the later of (i) the earliest time as of which Purchaser is permitted under the Exchange Act to accept for payment Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions shall have been satisfied or waived. On the terms and subject to the conditions of the Offer and the Merger Agreement, we will promptly after the Acceptance Time pay, or cause Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, (together, the “Paying Agent”) to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. See Section 17 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depository Agent of (i) certificates representing such Shares (the “Share Certificates”) (or a book-entry confirmation relating to such Shares (a “Book-Entry Confirmation”)) and (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message (“Agent’s Message”) relating thereto) and any other documents required by the Letter of Transmittal pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” and a final determination of the adequacy of the items received has been made when necessary by Purchaser.

On the terms of and subject to the conditions to the Offer, promptly after the Acceptance Time, we will pay, or cause the Paying Agent to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give written notice to the Depository Agent of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository Agent, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository Agent may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal must be received by the Depository Agent at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depository Agent at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depository Agent.

Book-Entry Transfer. The Depository Agent will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depository Agent’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message relating thereto, and any other required documents, must, in any case, be received by the Depository Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depository Agent.

Guarantee of Signatures. Except as otherwise provided below, all signatures on the Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on the Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith and such registered owner has not completed the box titled “Special Payment Instructions” or the box titled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository Agent of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository Agent’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository Agent.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depository Agent (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any Share Certificate, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by us in our sole and absolute discretion (which may delegate power in whole or in part to the Depository Agent) which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. We also reserve the absolute right to waive any defect or irregularity in the surrender of any Shares or Share Certificate(s) whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. We and the Depository Agent shall make reasonable efforts to notify any person of any defect in any Letter of Transmittal submitted to the Depository Agent.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Horizon’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Horizon’s stockholders.

Information Reporting and Backup Withholding. Payments made to U.S. Holders (as defined in Section 5 — “Certain United States Federal Income Tax Consequences”) of Shares in the Offer or pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., Eastern Time, on February 6, 2023 and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 10, 2023, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository Agent, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository Agent and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depository Agent, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders of Horizon whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Horizon. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders of Horizon in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Horizon following the Offer and the Merger, or to special classes of taxpayers (e.g., non-U.S. taxpayers, regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), U.S. Holders whose functional currency is not the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, U.S. holders who hold shares as qualified small business stock for purposes of Section 1045 or 1202 of the Code, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by non-corporate stockholders (including individuals) is generally eligible to be taxed at a preferential rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to U.S. federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

For U.S. Holders that acquired Shares at different times or different purchase prices, gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a Medicare tax at a rate of 3.8% on all or a portion of their net investment income, which may include net gain realized on the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. Holder that is an individual, estate or trust should consult his, her or its tax advisors regarding the applicability of this Medicare tax to any gain realized on the exchange of Company capital stock for cash pursuant to the merger.

A U.S. Holder that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository Agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on NYSE under the symbol “HZN”. Horizon advised Purchaser that, as of January 5, 2023, there were: (i) 27,732,762 shares of Common Stock issued and outstanding; (ii) 9,768 shares of Common Stock issuable upon the exercise of outstanding stock options to purchase shares of Common Stock; (iii) 41,000 shares of Preferred Stock issued and outstanding; and (iv) 10,206,146 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase shares of Common Stock.

The following table sets forth, for the periods indicated, the high and low daily closing sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on NYSE.

	High	Low
Year Ended December 31, 2023
First Quarter (through January 5, 2023)	$1.72	$1.71
Year Ended December 31, 2022
Fourth Quarter	$1.22	$0.386
Third Quarter	$2.39	$1.23
Second Quarter	$5.52	$1.63
First Quarter	$8.67	$4.45
Year Ended December 31, 2021
Fourth Quarter	$8.37	$6.76
Third Quarter	$9.27	$7.03
Second Quarter	$10.43	$7.02
First Quarter	$11.16	$8.43

On December 30, 2022, which was the last trading day prior to the public announcement of the Merger Agreement, the reported closing sale price of the shares of Common Stock on the New York Stock Exchange (“NYSE”) was $0.389. On January 6, 2023, the last full trading day before the commencement of the Offer, the reported closing sale price of the shares of Common Stock on NYSE was $1.73. The Offer Price represents a premium of approximately 350% over the December 30, 2022 closing sale price and a premium of approximately 1.01% over the January 6, 2023 reported closing sale price.

According to Horizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Horizon has never declared cash dividends on its shares of Common Stock. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Horizon.

Except as specifically set forth herein, the information concerning Horizon contained in this Offer to Purchase has been taken from or is based upon information furnished by Horizon or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Horizon’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Horizon is a leading designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered towing, trailering, cargo management and other related accessory products, operating in the North American, European and African markets, primarily servicing the aftermarket, automotive original equipment manufacturers and automotive original equipment servicers, retail, e-commerce and industrial channels, supporting our customers generally through a regional service and delivery model.

Available Information. The shares of Common Stock are registered under the Exchange Act. Accordingly, Horizon is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Horizon’s directors and officers, their remuneration and Options granted to them, the principal holders of Horizon’s securities, any material interests of such persons in transactions with Horizon and other matters, is required to be disclosed in Horizon’s periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information have been filed electronically by Horizon and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Horizon or any of its subsidiaries or affiliates or for any failure by Horizon to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware limited liability company formed on June 10, 2020. Purchaser is a Delaware corporation incorporated on December 16, 2022. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and Horizon will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Parent is a global automotive parts company that develops, markets and sells premium products through a portfolio of market leading brands including: Raybestos® complete brake solutions, Centric® Parts replacement brake components, FRAM® filtration products, Luber-finer® filtration products, TRICO® wiper blades, ANCO® wiper blades, Carter® fuel and water pumps, Autolite® spark plugs, StrongArm® lift supports, and StopTech® performance brakes.

The office address of each of Purchaser and Parent is 127 Public Square, Suite 5300, Cleveland, OH 44114, and the telephone number is (216) 302-2590. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Parent are listed on Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(i) None of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser, Parent or the persons listed on Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, or any associate or majority-owned subsidiary of Purchaser or Parent, has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Horizon (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Horizon or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser or Parent or any of their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and Horizon or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of securities of Horizon, an election of Horizon’s directors or a sale or other transfer of a material amount of assets of Horizon during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, have been filed electronically by Purchaser and Parent and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

9. Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will provide Purchaser with the funds necessary to purchase and pay for any and all of the Shares tendered pursuant to the Offer and to consummate the Merger, per the terms of the Merger Agreement.

The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $425,000,000 million. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Closing. Parent will supply the needed funds from its cash on hand and available financing. Parent currently has, and expects at the conclusion of the Offer to have, sufficient resources available to consummate the Merger.

10. Background of the Offer; Past Contacts or Negotiations with Horizon.

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among Horizon, Parent, the Horizon Board (or any committee thereof) and any other applicable parties.

The Horizon Board, together with members of the Horizon management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of Horizon and considers a variety of strategic alternatives that may be available to Horizon, including continuing to pursue Horizon’s strategy as a standalone company or pursuing strategic or financing transactions with third parties, in each case, with the goal of maximizing stockholder value.

In recent years, Horizon experienced significant industry challenges with many external factors negatively impacting Horizon’s business, including sales volumes and volume mix. In the beginning half of 2022, the effect of inflation, geopolitical conflicts, rising tensions around the world, the continued impact of supply chain constraints on product availability and the heightened inventory levels held at Horizon’s non-OEM customers resulted in a significant negative impact on Horizon’s revenue and margins. In addition, Horizon struggled to obtain timely inflationary price increases from its OEM customers, which resulted in substantial losses in its OEM business.

During June and July 2022, members of the Horizon Board and Horizon management began to discuss strategic alternatives, including the sale of (a) Horizon’s Americas segment (the “Americas Business”), (b) Horizon’s Europe-Africa segment (the “Europe-Africa Business”), (c) the Americas’ Electrical segment (the “Electrical Business”), (d) the Americas’ Metals segment (the “Metals Business”), and (e) the entire Horizon business. Also during this period, members of the Horizon Board and Horizon management attended meetings and received proposals from three financial advisors, including Jefferies LLC (“Jefferies”).

In mid-July 2022, Horizon determined to engage Jefferies in connection with its strategic review process, and requested Jefferies to begin contacting potential bidders.

On July 28, 2022, Jefferies contacted Parent about its potential interest in a strategic transaction with Horizon and on July 29, 2022, Horizon and Parent executed a confidentiality agreement.

On July 30, 2022, the Horizon Board met electronically to discuss and approve the establishment of a Strategic Alternatives Committee (the “Strategic Alternatives Committee”), comprising of certain board members, members of Horizon management and advisors, in order to oversee and manage the strategic alternatives review process and the engagement of Jefferies to act as its financial advisor in connection with certain potential strategic transactions.

On August 8, 2022, Horizon issued a press release announcing that it was reviewing various strategic alternatives to enhance stockholder value, including the sale of a portion or all of Horizon.

On August 19, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 33 potential bidders. 16 of the 33 potential bidders executed confidentiality agreements, 15 of the 33 potential bidders received access to process materials related to the Electrical Business and seven of the 33 potential bidders declined to pursue the opportunity further. Jefferies informed the Horizon Board that five parties had sent preliminary diligence requests. Jefferies generated the initial list of potential bidders based on a review of public and private automotive companies and financial buyers that had an existing presence in the automotive industry or had an interest in the automotive industry. Jefferies and Horizon management believed that a buyer with an existing presence in the automotive industry would have greater potential synergies and be better positioned to submit a bid that would fully value Horizon.

On August 24, 2022, the Horizon Board held a meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On August 26, 2022, the Strategic Alternatives Committee held a meeting to discuss certain quality of earnings adjustments for the sale of the Electrical Business and the sale of the entire company.

On September 2, 2022, the Horizon Board held a telephonic meeting with representatives from Jefferies attending. At this meeting, among other things, the Horizon Board discussed the current state of Horizon’s financial position, including likely near and long-term challenges, and the viability of Horizon if it was not able to adequately address current headwinds that it was facing. Representatives from Jefferies also provided an update on the strategic alternatives process. Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 42 potential bidders. Representatives from Jefferies informed the Horizon Board that 20 of the 42 potential bidders executed confidentiality agreements and received access to process materials related to the Electrical Business and 10 of the 42 potential bidders decline to pursue the opportunity further or were deemed to be not interested by Jefferies. Representatives from Jefferies informed the board that six of the 42 potential bidders sent preliminary diligence requests.

On September 7, 2022, the Strategic Alternatives Committee held a telephonic meeting and reviewed a draft management presentation for the sale of the entire company with representatives from Jefferies.

On September 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 42 potential bidders. Representatives from Jefferies informed the Strategic Alternatives Committee that 23 of the 42 potential bidders executed confidentiality agreements and received access to process materials related to the Electrical Business and 14 of the 42 potential bidders declined to pursue the opportunity further or were deemed to be not interested by Jefferies. Representatives from Jefferies informed the board that six of the 42 potential bidders sent preliminary diligence requests.

Following the meeting of the Strategic Alternatives Committee on September 9, 2022, Jefferies sent the management presentation and a process letter to 19 potential bidders based upon interest received by such potential bidders and placed an initial bid deadline of September 30, 2022 for potential bidders to submit their proposal for either the entire company, the Americas Business, the Europe-Africa Business, the Electrical Business or the Metals Business.

On September 16, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

Also on September 16, 2022, the potential bidders that entered into confidentiality agreements received access to an electronic data room containing due diligence information regarding Horizon and its businesses relevant to a proposed acquisition.

Throughout the strategic review process, Horizon received indications of interest from seven potential bidders. Parent submitted an indication of interest for the entire company for an estimated enterprise value of $375,000,000, Party A submitted an indication of interest for the acquisition of the assets related to the Americas Business for an estimated value of $350,000,000, Party B submitted an indication of interest for the acquisition of the assets of the Europe-Africa Business for an estimated value of $100,000,000, Party C submitted an indication of interest for the acquisition of the assets of the Europe-Africa Business for an estimated value of $80,400,000, and three other parties submitted an indication of interest for the acquisition of the equity and assets related to Electrical Business for an estimated value of between $20,000,000 and $100,000,000.

On October 1, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received.

On October 3, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received and how to proceed with Parent, Party A, Party B, and Party C.

On October 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On October 14, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received and status of discussions with Parent, Party A, Party B, and Party C. Parent submitted a revised indication of interest for the acquisition of the Americas Business for $300,000,000 and the Europe-Africa Business for $75,000,000. Also during this meeting, the Strategic Alternatives Committee decided to pause discussions with any remaining party regarding the sale of the Electrical Business because a sale of the entire company would be more likely to maximize stockholder value.

On October 21, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies presented and the Strategic Alternatives Committee reviewed a proposed process timeline, contemplating (a) management presentations and site visits for the Europe-Africa Business occurring in the second half of October 2022, (b) management presentations and site visits for the Americas Business occurring in late October 2022 and early November 2022, and (c) discussing proposals with potential bidders in the first week of November of 2022 and further discussing the proposal with the potential bidders in the second week of November 2022.

On October 24, 2022, Horizon management met with representatives of Party B to provide a management presentation on the Europe-Africa business and products and to tour Horizon’s facilities in Rheda, Germany.

On October 25, 2022, Horizon management met with representatives of Party C to provide a management presentation on the Europe-Africa business and products and to tour Horizon’s facilities in Rheda, Germany.

On October 27, 2022, Horizon management met with representatives of Parent to provide a management presentation on Horizon’s business and products.

On October 28, 2022, a representative from Party A contacted a representative from Jefferies. The representative of Party A indicated that Party A was having difficulty supporting the offer and elected to terminate its participation in the process.

On October 28, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On November 1, 2022, Parent submitted a revised proposal contemplating a purchase price of $2.00 per share of Common Stock, which was based on an estimated total enterprise value of approximately $425,000,000 at the closing of the transaction.

On November 4, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

Also on November 4, 2022, Horizon management met telephonically with representatives of Party C and Party C’s third party representatives to answer financial due diligence questions.

On November 7, 2022, representatives of Horizon management met with representatives of Parent to provide a tour Horizon’s facilities in Reynosa, Mexico.

On November 10, 2022, Horizon management met telephonically with representatives of Party B and Party B’s third party representatives to answer financial due diligence questions.

During the strategic alternatives process, Jefferies had informed the Strategic Alternatives Committee of its prior relationship with Parent. Specifically, since 2020 Jefferies had provided financing services to Parent in five previous transactions and would be likely asked to provide similar services should Parent ultimately engage in a transaction with Horizon. On November 12, 2022, after discussions between the Strategic Alternatives Committee and counsel, the Strategic Alternatives Committee, with the advice of counsel, determined that it would be in the best interests of Horizon for Jefferies to provide financing to Parent should Parent be the ultimate acquirer of Horizon. Accordingly, Horizon approved Jefferies’ engaging in financing discussions with Parent and, should Parent be the ultimate acquirer of Horizon, Horizon would direct Jefferies to provide (subject to Jefferies’ internal approval processes), and would approve of Jefferies’ providing, financing to Parent for the proposed transaction between Horizon and Parent.

On November 15, 2022, representatives of Party B contacted representatives of Jefferies to indicate that they did not expect to participate in further discussions regarding an acquisition of Horizon, noting that they did not believe Party B could make an acquisition proposal at a valuation that Horizon would find attractive.

On November 18, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies discussed

Party C’s bid, which the Strategic Alternatives Committee determined would provide inadequate value to Horizon’s stockholders.

On November 20, 2022, Terrence Gohl informed the Horizon Board that he would be resigning from his roles as President and Chief Executive Officer and as a director of the Horizon Board effective November 21, 2022.

On November 21, 2022, the Horizon Board held a telephonic meeting, with representatives from Jefferies attending for part of the meeting. At this meeting, the Horizon Board discussed the current state of Horizon, including with respect to its near-term financial condition and its ability to remain and independent publicly-traded company. The Horizon Board also discussed Mr. Gohl’s resignation and appointed John Kennedy as Interim President and Chief Executive Officer. Representatives from Jefferies also provided an update on the strategic alternatives process. Representatives from Jefferies informed the Horizon Board that Jefferies had reached out to 47 potential bidders in connection with the process, 27 of the 47 potential bidders executed confidentiality agreements, seven of the 47 potential bidders submitted indications of interest and three of the 47 potential bidders, including Parent, were selected to participate in management presentations given the potential value they presented to stockholders. At this meeting, the Horizon Board discussed the various indications of interests that it had received with management and Jefferies and authorized management to pursue a potential transaction with Parent. The Horizon Board also discussed that, at the direction and approval of Horizon and the Strategic Alternative Committee, Jefferies was engaged by Parent to assist with arranging financing for the potential transaction and that if a deal were to be reached with Parent, the Horizon Board would engage a different financial advisor to provide a fairness opinion to the Horizon Board.

On November 27, 2022, Jones Day sent Parent a draft of the Merger Agreement. During the period between November 27, 2022 and the execution and delivery of the Merger Agreement, Jones Day and Paul Hastings LLP (“Paul Hastings”), acting as legal counsel to Parent, at times with the participation of Horizon management and Parent management, held numerous telephonic calls to negotiate various aspects of the draft Merger Agreement and related transaction documentation, including provisions related to closing certainty, financing, regulatory risk allocation and certain employee benefits matters.

On December 5, 2022, the Horizon Board held a telephonic meeting, with representatives from Jones Day attending the meeting. At this meeting, the Horizon Board discussed the current state of Horizon, including with respect to its near-term financial condition and its ability to remain and independent publicly-traded company. Representatives of Jones Day discussed certain legal matters with the Horizon Board, including the fiduciary duties of directors. The Horizon Board also discussed the strategic alternatives process, including potential alternatives should the process ultimately not result in a transaction.

On December 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on discussions with Parent. Representatives from management discussed Horizon’s cash position and the need to quickly determine if the potential transaction with Parent was likely to occur, or if the Strategic Alternatives Committee should consider alternative transactions.

On December 11, 2022, Horizon retained Lincoln International LLC (“Lincoln”) as a financial advisor and to provide a fairness opinion to the Horizon Board.

On December 14, 2022, representatives of Horizon had a call with representatives of Parent to discuss the transaction, including likely timing of being in a position to execute and announce the transaction.

On December 16, 2022, representatives from Horizon Management, Parent and Jefferies held a telephonic call to discuss issues related to the merger agreement and Horizon’s financial condition, including Horizon’s cash position and likelihood that Horizon would need to incur additional debt prior to closing of the potential transaction.

Also on December 16, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on the transaction with Parent. Representatives from Jefferies and management discussed Horizon’s cash position and the potential impact that might have on the transaction, including the potential impact on Parent’s offer price.

On December 22, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on the discussions with Parent. Representatives from Jefferies and management discussed Horizon’s cash position and the potential impact that might have on the transaction.

On December 26, 2022, representatives from Horizon Management, Parent, Jefferies, Jones Day and Paul Hastings held a telephonic call to discuss Horizon’s financial condition, timing and various aspects of the Merger Agreement and related transaction documentation, including provisions related to closing certainty, financing and regulatory risk allocation.

On December 27, 2022, Parent revised its offer to be $1.75 per share of Common Stock. Parent noted that they revised their offer because of Horizon’s current financial situation and anticipated increased capital expenditures.

On December 29, 2022, representatives of Jefferies provided Parent with an analysis prepared by the management and Jefferies of Horizon’s expected future financial position through closing in an effort to support the $2.00 per share of Common Stock offer price previously offered by Parent.

On December 30, 2022, representatives of Jefferies had a call with representatives of Parent, where Parent indicated that their offer remained at $1.75 per share of Common Stock notwithstanding Horizon’s updated expected future financial position.

Also in the afternoon of December 30, 2022, the Horizon Board held a telephonic meeting with members of Horizon’s management, representatives of Jefferies, representatives of Lincoln and representatives of Jones Day to discuss the contemplated transactions, including confirming that the Parent proposal at $1.75 per share of Common Stock was the highest price offered, that the transaction documentation with Parent was in final form and ready for execution, subject only to approval of the Horizon Board and release of the respective signatures of Horizon and Parent. Representatives of Jefferies updated the Horizon Board on the final negotiations and discussions with Parent. Representatives of Jefferies also noted that Jefferies reached out to, or received inbound interest from, 50 parties in connection with Horizon’s strategic alternatives process, and Parent’s offer was the best available offer for sale of the entire company. Representatives of Lincoln then reviewed with the Horizon Board its financial analysis of the $1.75 per share of Common Stock offer price. Thereafter, Lincoln rendered its oral opinion, confirmed by delivery of a written opinion dated December 30, 2022, to the Horizon Board to the effect that, as of that date and based upon and subject to the various assumptions, qualifications and limitations set forth in such written opinion, as of December 30, 2022, the Offer Price to be received by the holders of Common Stock in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Preferred Stock) was fair, from a financial point of view, to such stockholders of Horizon. Representatives of Jones Day discussed certain legal matters with the Horizon Board, including the fiduciary duties of directors and the material provisions of the Merger Agreement, as well as the exclusive forum amendment to Horizon’s bylaws being considered at the meeting by the directors. After due consideration and consultation with Horizon’s management, Jefferies, Lincoln and Jones Day, and after receipt of Lincoln’s opinion, the Horizon Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that Horizon’s stockholders tender their shares to Merger Sub pursuant to the Offer and approved the bylaws amendment.

Later on December 30, 2022, following the meeting of the Horizon Board, Horizon, Parent and Purchaser executed and delivered the Merger Agreement.

On January 3, 2023, prior to the open of trading on NYSE, Horizon issued a press release announcing that it had entered into the Merger Agreement with Parent.

On January 9, 2023, Purchaser commenced the Offer.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than January 17, 2023 (assuming the Company is prepared to file with the SEC and disseminate to the Company’s stockholders the Schedule 14D-9 on the same date as Purchaser commences the Offer). The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 16 — “Certain Conditions to the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 16 — “Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, accept and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly on or after the Expiration Time. Unless extended or earlier terminated pursuant to and in accordance with the terms of the Merger Agreement, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on the 20th business day (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Time”), but may be extended and re-extended as described below (the time and date to which the Offer has been so extended (the “Initial Expiration Time” or the “Expiration Time”)).

Parent and Purchaser expressly reserve the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Tender Condition, which is non-waivable) or modify the terms of the Offer in their sole discretion; provided, however, without the prior written consent of the Company, Purchaser shall not (i) reduce the number of shares of Company Stock subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such, (iv) extend or otherwise change the Expiration Time (except as required or permitted by the Merger Agreement), or (v) change the form of consideration payable in the Offer.

The Merger Agreement contains provisions governing the circumstances in which Purchaser is permitted or required, or Parent is permitted or required to cause Purchaser, to extend the expiration of the Offer. Specifically, the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time (i) as required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition shall not have been satisfied or waived, at the request of the Company, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) each (or such longer period as the parties hereto may agree) until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Purchaser be required to extend the Offer beyond the Outside Date or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled Expiration Time, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Purchaser shall in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than twenty (20) Business Days in the aggregate (or such other period as the parties hereto may agree), (3) Purchaser may extend the Offer for up to twenty (20) Business Days in order to determine whether the Offer Condition related to regulatory approvals has been satisfied, and (4) if the Expiration Time is concurrent with or after a Notice Period, then Purchaser shall extend the Offer if requested by the Company Board, or may extend the Offer at its election, for the number of Business Days provided in the Merger Agreement. The Offer may not be extended by Purchaser except as specifically provided in the Merger Agreement.

The Offer may not be terminated prior to the Expiration Time (as such Expiration Time may be extended and re-extended in accordance with the Merger Agreement) unless the Merger Agreement is validly terminated. In the event that the Merger Agreement is validly terminated prior to any scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within one (1) Business Day after such termination), irrevocably and unconditionally terminate the Offer.

If the Offer is terminated by Purchaser, or the Merger Agreement is validly terminated, Purchaser shall promptly return, and shall cause the Depository Agent to return, all tendered Shares to the tendering stockholders thereof in accordance with the terms of the Offer and applicable Law.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger, pursuant to which:

•	Purchaser shall be merged with and into Horizon and the separate existence of Purchaser shall thereupon cease; and

•	Horizon shall continue its existence under the DGCL as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.

The Merger shall be governed by Section 251(h) of the DGCL and the Parties shall take all necessary and appropriate action to cause the Merger to become, and the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Closing, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL. The effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the DGCL.

Unless the Merger Agreement has been terminated pursuant to its terms, the closing of the Merger (the “Closing”) will take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in no event later than the date of, and immediately following, the Acceptance Time, or at such other date and time to be specified in writing by the Parties (the date on which the Closing actually occurs, the “Closing Date”).

Subject to the provisions of the Merger Agreement, at the Closing, the Company and Purchaser will file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger will become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

The obligations of Purchaser and Parent, on the one hand, and the Company, on the other hand, to cause the Merger to be effected will be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

•	Purchaser shall have previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•

All filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods under any applicable Antitrust Laws shall have been made, obtained or occurred; and

•

(i) There shall not have been issued by a Governmental Entity of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order (“Restraint”) preventing consummation of the Merger and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger.

Effect on Capital Stock. At the Effective Time:

•

Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares as described below and any Options or Share Units) (such Shares, the “Eligible Shares”) will be cancelled and extinguished and be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

•

Each (i) Share held in the treasury of the Company, (ii) Share owned by Parent, Purchaser or the Company or any of their respective direct or indirect wholly owned Subsidiaries immediately before the Effective Time, and (iii) Share as to which the holder thereof has exercised dissenters’ rights in accordance with Section 262 of the DGCL ((i)-(iii) collectively, “Cancelled Shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of dissenting shares, to the right of the holder thereof to receive the fair value thereof to the extent provided under Section 262 of the DGCL.

•

Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and, thereafter, will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Options. Each option to purchase shares of Company Common Stock granted under a Company Stock Plan (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) will be cancelled by virtue of the Merger and without any action on the part of the holder thereof and without any payment to the holder thereof.

Adjustment to the Offer Price. If, at any time between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company occurs as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be appropriately adjusted, without duplication, to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such event; provided that (i) the Company will not be permitted to take any action with respect to its securities that is otherwise prohibited by the terms of the Merger Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms of the Merger Agreement will not result in any adjustment to the Merger Consideration.

Certificate of Incorporation and Bylaws. Under the Merger Agreement, at the Effective Time, (a) the Certificate of Incorporation of Horizon shall be amended and restated so as to read in its entirety as set forth in Exhibit B to the Merger Agreement, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law; and (b) the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be amended and restated so as to read in its entirety as set forth in Exhibit C to the Merger Agreement, and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law.

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, directors and officers of Horizon, from and after the Effective Time shall be the respective individuals who are directors and officers of

Purchaser immediately prior to the Effective Time, and such directors and officers shall hold such office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation as in effect from and after the Effective Time.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Horizon’s stockholders of its terms and is not intended to provide any other factual information about Horizon, contains various representations and warranties made by Horizon to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Horizon. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Horizon, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure schedule that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Horizon, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Horizon, Parent and Purchaser that may be different from those which are applicable to Horizon’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Horizon’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Horizon, Parent or Purchaser. Except for the rights of Horizon’s stockholders to receive the Offer Price and for the rights of the holders of Options to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Horizon, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Horizon made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization, standing and power of Horizon and its subsidiaries;

•	Horizon’s and its subsidiaries’ governing documents;

•	Horizon’s and its subsidiaries’ capitalization;

•	Horizon’s SEC filings and compliance with the applicable provisions of the Sarbanes-Oxley Act and the listing and governance requirements of NYSE;

•	the absence of certain changes involving Horizon and its subsidiaries since certain specified dates;

•	Horizon’s and its subsidiaries’ title to assets;

•	Horizon’s and its subsidiaries’ outstanding loans;

•	Horizon’s and its subsidiaries’ customers, suppliers and manufacturers;

•	Horizon’s and its subsidiaries’ real property;

•	Horizon’s and its subsidiaries’ intellectual property;

•	Horizon’s and its subsidiaries’ material contracts;

•	the absence of undisclosed liabilities;

•	Horizon’s and its subsidiaries’ permits and compliance with legal requirements and regulatory matters, including the Foreign Corrupt Practices Act of 1977;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	Horizon’s and its subsidiaries’ tax matters;

•	Horizon’s and its subsidiaries’ employee benefit plans, ERISA matters and other employment benefit matters;

•	Horizon’s and its subsidiaries’ labor matters;

•	Horizon’s and its subsidiaries’ environmental matters;

•	Horizon’s and its subsidiaries’ insurance;

•	Horizon’s and its subsidiaries’ transactions with affiliates;

•	the absence of material pending or threatened legal proceedings against Horizon or its subsidiaries;

•	the absence of governmental contracts;

•	the power and authority of Horizon to perform its obligations under the Merger Agreement and the enforceability of the Merger Agreement against Horizon;

•	Horizon’s Board’s actions in support of the Merger Agreement;

•	the inapplicability of Section 203 of the DGCL to the Merger Agreement or to the Offer, the Merger or any of the other Transactions;

•	the absence of a vote or consent of the holders of Horizon’s capital stock to authorize the Merger Agreement or consummate the Offer;

•	the absence of contravention with the rules of the SEC, NYSE, HSR Act, the Offer, consummation of the Merger or any of the other Transactions;

•	the opinion of Lincoln International LLC as to the fairness, from a financial point of view, of the Common Stock Offer Price to be received by the holders of Eligible Shares in the Transactions;

•	the absence of brokers, finders, investment bankers or other intermediaries other than Jefferies LLC and Lincoln International LLC;

•	the accuracy of information provided by Horizon for inclusion in certain SEC filings relating to the Offer; and

•

the absence of reliance on any representations or warranties regarding the subject matter of the Merger Agreement except for the representations of Parent and Purchaser in Article IV of the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Horizon are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences, either individually or in the aggregate, to the extent attributable to, arising out of, or resulting from:

(a) changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(b) changes in Law or GAAP or the interpretation thereof after the Merger Agreement date;

(c) changes in conditions in financial markets, credit markets or capital markets, including (i) changes in interest rates or credit ratings; (ii) changes in exchange rates for the currencies of any country; or (iii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(d) changes in general conditions in the industries in which the Company and its Subsidiary conduct business;

(e) any geopolitical conditions, the outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity), terrorism or military actions (including any continuation, escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(f) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions, and other force majeure events;

(g) the execution or performance of the Merger Agreement or the announcement of this Agreement or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiary with its employees, suppliers, lessors, partners, vendors, customers, regulators, Governmental Entities or any other third-Person (other than compliance by the Company and its Subsidiaries with their obligations in the Merger Agreement), provided, however, that this clause (g) shall not apply to any representation or warranty contained in the Merger Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution or performance of the Merger Agreement or the consummation or pendency of the Transactions;

(h) any action taken or refrained from being taken by the Company or any of its Subsidiaries at the written request of Parent or which Parent has expressly approved or consented to in writing following the date of the Merger Agreement or which the Company or such Subsidiary of the Company did not take on account of withheld consent from Parent;

(i) any failure by the Company or any of its Subsidiaries to meet (i) any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (ii) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure in the foregoing subclause (i) or (ii) may be taken into account in determining whether there has been a Company Material Adverse Effect);

(j) any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect);

(k) the identity of the Parent Parties or the Affiliates thereof, the respective financing sources of or investors in any of the foregoing, or any communication or announcement by any of the foregoing of the respective plan or intentions of any of the foregoing, with respect to the Company, its Subsidiaries or their business;

(l) any breach by the Parent Parties of the Merger Agreement;

(m) any litigation arising from allegations by stockholders of the Company of any breach of fiduciary duty or violation of applicable Law relating to the Merger Agreement or the Transactions; and

(n) the availability or cost of equity, debt or other financing to the Parent Parties or their Affiliates.

except, in each case of clauses (a) through (f), to the extent that such fact, circumstance, event, change, effect or occurrence has had a disproportionate adverse effect on Horizon and its subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which Horizon and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Horizon with respect to:

•	the organization, standing and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s respective power and authority relating to the Merger Agreement and the transactions contemplated thereby and required authorizations;

•	ownership of Horizon’s Shares;

•	the absence of material pending or threatened legal proceedings against Parent or its subsidiaries;

•	sufficiency of funds;

•	the absence of contravention with the rules of the SEC, NYSE, HSR Act, the Offer, consummation of the Merger or any of the other Transactions;

•	the accuracy of information provided by or on behalf of Parent for inclusion in certain SEC filings relating to the Offer;

•	the absence of reliance on any representations or warranties regarding the subject matter of the Merger Agreement except for the representations of Horizon in Article III of the Merger Agreement; and

•	the formation of Purchaser solely for the purpose of engaging in the Transactions.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that prevents, materially delays or materially impairs the ability of the Parent Parties to comply with their respective obligations under the Merger Agreement or to consummate the Transactions.

None of the representations or warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the consummation of the Merger or the termination of the Merger Agreement.

Access and Investigation. Subject to the Confidentiality Agreement and applicable law relating to the sharing of information, the Company agrees to provide, and will cause its Subsidiaries to provide, Parent and its Representatives, from time to time during the Interim Period, reasonable access during normal business hours to (a) the Company’s and its Subsidiaries’ respective properties (but excluding for purposes of any invasive, soil sample or below ground testing), directors, officers, employees, books, contracts, commitments, personnel and records and (b) such other information as Parent reasonably requests with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related for the consummation of the Transactions. Notwithstanding the foregoing, neither the Company nor its Subsidiaries will be required to provide the Parent Parties or their representatives with access to or to disclose information (i) that would result in the disclosure of any Trade Secrets of the Company or any of its Subsidiaries or third parties, (ii) that would result in the disclosure of competitively sensitive sales or marketing information of third parties or violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality that is subject to the terms of a confidentiality or other agreement with a third party, (iii) the disclosure of which would violate any law, (iv) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Person, (v) that would violate or prejudice the rights of such Person’s vendors, service providers, development or joint venture partners, (vi) that is competitively sensitive to the Company or its Subsidiaries (provided that the Parties will attempt to establish a clean team process to share such materials in a commercially reasonable manner), or (vii) information that relates to (1) the negotiation of the Merger Agreement, (2) the valuation of the Company in connection with the Merger Agreement, the Transactions or any other financial or strategic alternatives considered by the Company Board, (3) any process the Company has conducted with any financial advisor or other communications with any Persons in connection therewith prior to the Merger Agreement date, or (4) the minutes of the meetings of the

Company Board or any committee thereof discussing the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter). Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for access, data and information hereunder and the Company and its Subsidiaries will not be required to provide information in any format other than as then exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or any of its Subsidiaries’ business, assets, financial performance or condition or operations. Parent will notify the Company promptly (and in any event no later than two calendar days) after discovery of a security breach occurring during the period commencing on the Merger Agreement date and ending at the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms affecting the information or data provided or disclosed to the Parent Parties or any of their respective affiliates or representatives pursuant to the Merger Agreement. Prior to the Effective Time, the Parent Parties will not, and will cause their respective representatives and affiliates not to, contact or otherwise communicate with parties with which the Company or any of its subsidiaries has a business relationship regarding the business of the Company or the Merger Agreement or the Transactions without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) (provided, that, for the avoidance of doubt, nothing in the Merger Agreement will be deemed to restrict Parent or its respective representatives and affiliates from contacting such parties solely in the context of pursuing its own business activities unrelated to the Transactions (operating in the ordinary course)). Notwithstanding anything contained in the Merger Agreement to the contrary, (i) the Company will not be required to provide any access or make any disclosure pursuant to the Merger Agreement to the extent such access or information is reasonably pertinent to an action where the Company or any of its affiliates, on the one hand, and Parent, Purchaser or any of their respective affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties and (ii) the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law or as a result of COVID-19 or any COVID-19 Measures. All information exchanged pursuant to the Merger agreement will be governed by the terms of the Confidentiality Agreement dated as of July 29, 2022, between the Company and Parent.

Conduct of Business by Parent and Purchaser Pending the Merger. During the Interim Period, the Parent Parties will not, and will cause their respective subsidiaries and controlled affiliates not to (i) acquire any other Person or business or any material assets or properties of any other Person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (ii) make any material investment in any other Person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any Person other than a wholly owned subsidiary of Parent, except in each case of the foregoing clauses (i) or (ii) for acquisitions or investments that in each case would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger or the other Transactions, nor will Parent or Purchaser authorize or agree to take or make any commitment to take any of the foregoing actions or enter into any contract with respect to any of the foregoing actions; provided, that for the avoidance of doubt any acquisition or investment that would require any of the Transactions to require approval from or filing with any Antitrust Authority or under any FDI Law shall be deemed to materially delay the consummation of the Merger or the other Transactions.

During the Interim Period, except (1) as otherwise permitted by the Merger Agreement, (2) as set forth in the Company disclosure schedule, (3) as required by applicable legal requirements, (4) as required to comply, or advisable to comply, with COVID-19 or COVID-19 Measures reasonably and in good faith, or (5) as expressly consented to in writing by Parent, Horizon will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and in compliance in all material respects with all applicable Laws, and will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and consistent with prior practice maintain existing relations and goodwill with customers, distributors, lenders, partners, suppliers and others having material business associations with it or its subsidiaries; provided, however, that (x) the failure to take any action prohibited by the

Merger Agreement and (y) any action taken by Horizon or any of its subsidiaries that is specifically addressed by, and taken in compliance with the provisions of, the Merger Agreement will not be deemed a breach by Horizon or any of its subsidiaries of the covenants and agreements set forth in the Merger Agreement.

Operation of the Business of the Target Companies Pending the Merger. During the period from the date of the Merger Agreement and ending as of the earlier of the termination of the Merger Agreement or the Acceptance Time, except (1) as otherwise contemplated by the Merger Agreement, (2) as set forth in the Company disclosure schedule, (3) as required by applicable legal requirements, (4) as required to comply, or advisable to comply, with COVID-19 or COVID-19 Measures reasonably and in good faith, or (5) as expressly consented to in writing by Parent, the Company will not and will cause its Subsidiaries not to:

•	adopt, amend or propose changes to its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents;

•

(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (x) by any direct or indirect wholly owned subsidiary to the Company (y) by a non-wholly owned subsidiary of the Company, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, or (z) to any other direct or indirect wholly owned subsidiary, in each case, consistent in all material respects with past practice) or enter into any contract with respect to voting of its capital stock; (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other rights of the Company or any of its subsidiaries (other than the exercise of existing Warrants and the issuance of shares of the Company’s capital stock reserved for issuance on the Merger Agreement date and issued pursuant to the awards under the Company Stock Plans outstanding as of the Merger Agreement date); (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor; or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other rights of the Company or any of its subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the Merger Agreement date;

•

except as required pursuant to contracts and Company plans in effect prior to the Merger Agreement date, (A) pay, grant or provide any severance or termination payments or benefits to any member of the Company Board, executive or non-executive officer of the Company, consultant, or employee of the Company or any of its subsidiaries; (B) materially increase the compensation, bonus or pension, welfare, or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any covered employee, except for increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice; (C) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any compensation or benefits under any Company plan; (D) forgive any loans to any covered employee; or (E) hire (other than to fill vacancies of positions that have been established as of the Merger Agreement date), or terminate without cause the employment of any executive officer or any employee with annual base compensation in excess of $250,000;

•

waive, release, settle or compromise any pending or threatened action against the Company or any of its subsidiaries, other than settlements or compromises of any action in which the amount paid by or on behalf of the Company or any of its subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed $500,000; provided that such settlement or compromise does not include (A) any obligation that would impose any material restrictions on the business or operations of the Company or its subsidiaries after the Effective Time; or (B) any admission of wrongdoing or similar admission by the Company or any of its subsidiaries that would be reasonably expected to negatively affect the Company or any of its subsidiaries in a material respect beyond the making of any such payment;

•

change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law (including, any changes of SEC rules and regulations or Regulation S-X of the Exchange Act and, in each case, authoritative interpretations thereof) (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

•

(A) make (other than in the ordinary course of business) or change any material tax election; (B) change the Company’s or any of its subsidiaries’ method of accounting for tax purposes; (C) file any material amended tax return; (D) settle, concede, compromise or abandon any claim or assessment for a material amount of taxes; or (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to a material amount of taxes;

•	enter into any joint venture, partnership, participation or other similar arrangement;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business, division or Person;

•	sell, lease, license, abandon or dispose of any material assets of the Company or any of its subsidiaries;

•

pledge, encumber or grant any encumbrance on any material assets of the Company or its subsidiaries, other than permitted encumbrances and encumbrances arising out of indebtedness incurred pursuant to the Merger Agreement;

•	make any loans, capital contributions or advances to, or investments in, any other Person other than the Company or any of its subsidiaries;

•

incur, assume or guarantee any new indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, other than (A) any indebtedness incurred under the Company’s existing credit facilities to finance working capital (including inventory); and (B) any indebtedness among the Company and its subsidiaries or among the Company’s subsidiaries, in the ordinary course of business consistent with past practice;

•

enter into, amend, terminate (other than extensions or renewals or expirations in accordance with their terms) or waive any material rights or obligations under, any material contract (or any contract that would be a material contract if entered into on the date of the Merger Agreement), or Lease;

•	enter into any new line of business outside its existing business as of the Merger Agreement date;

•

enter into any agreement that grants “most favored nation” status to any counterparty, or that limits by its terms in any material respect the ability of the Company or any of its subsidiaries, or would (or would reasonably be expected to) limit the ability of Parent or any subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

•	incur any material capital expenditures or any liabilities in respect thereof;

•	merge or consolidate with any Person or adopt a plan of liquidation, dissolution or consolidation, restructuring or recapitalization;

•

enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock except for any such transaction which is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries of the Company;

•

pay, satisfy, discharge, settle or compromise, or offer to pay, satisfy, discharge, settle or compromise, any actions (including any stockholder litigation or dispute against the Company, any of its subsidiaries or any of their officers or directors, whether relating to the Merger Agreement, the Merger or otherwise), other than in the ordinary course of business consistent with past practice where the loss resulting from such payment, satisfaction, discharge, settlement or compromise (i) is reimbursed to the Company or any of its subsidiaries by an insurance policy; or (ii) involves payments by the Company not exceeding $50,000 individually or $250,000 in the aggregate;

•

cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any insurance policy, except for renewals in the ordinary course of business;

•	take any action (or fail to take any action) that would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Transactions; or

•	authorize or agree to take or make any commitment to take any of the actions prohibited by the Merger Agreement or enter into any contract with respect to any of the foregoing actions.

No Solicitation. The Merger Agreement subjects Horizon to certain restrictive covenants:

•

During the Interim Period, except as expressly permitted the Merger Agreement, the Company will not, and the Company will cause each of its subsidiaries not to, and will instruct and use its reasonable best efforts to cause its and their respective officers and employees and other respective representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its affiliates) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (provided, however, that the Company, its subsidiaries, and its and their representatives may refer the Person making such proposal or offer to the Merger Agreement and make inquiries of a Person making a Takeover Proposal (and its representatives) to ascertain facts regarding such Takeover Proposal (including facts relating to the terms of such Takeover Proposal) for the purpose of the Company Board informing itself about such Takeover Proposal and the Person making it); (ii) furnish any information regarding the Company or any of its Subsidiaries to any Person (other than Parent or its affiliates), or afford access to the Company’s or its subsidiaries’, books, records or property for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal; (iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its affiliates) with respect to any Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Takeover Proposal (provided, however, that the Company and its representatives may refer the Person making any such inquiry, proposal or offer to the Merger Agreement and make inquiries of a Person making a Takeover Proposal (and its representatives) to ascertain facts regarding such Takeover Proposal (including facts relating to the terms of such Takeover Proposal) for the purpose of the Company Board informing itself about such Takeover Proposal and the Person making it); (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal; (v) adopt, approve or enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, purchase agreement, or similar document, agreement, or commitment with respect to any Takeover Proposal (a “Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations under the Merger Agreement; or (vi) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, and the Company shall not resolve or agree to do any of the foregoing, except in the case of this clause (vi), to the extent any such action is taken in connection with a Change in Recommendation or termination of the Merger Agreement permitted pursuant to the Merger Agreement.

•

The Company will, and will cause its subsidiaries to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (other than Parent or its affiliates), with respect to any Takeover Proposal. The Company also agrees that it will promptly request each Person (other than Parent) that has, prior to the date hereof, executed a confidentiality agreement in connection with its consideration of a Takeover Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof.

•

Prior to, but not after, the Acceptance Time, the Company and its representatives may, following execution of an Acceptable Confidentiality Agreement with such Person(s), engage or otherwise participate in discussions or negotiations with, and provide any information (provided that any such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such information is provided to such Person or group) to, any Person or group of Persons (or its or their representatives and financing sources) that has made a bona fide written Takeover Proposal after the Merger Agreement date that did not result from a material breach of the Merger Agreement if prior to taking any such action, the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable law and that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

•

During the Interim Period, the Company will inform Parent promptly (and in any event within 48 hours of (i) the Company (or any of its directors or officers) obtaining knowledge thereof or (ii) within 48 hours of the Company obtaining knowledge of such receipt by any other representative) of its receipt of any inquiry, proposal or offer, any requests for information, or any requests for discussions or negotiations with the Company or any of its representatives, in each case with respect to any Takeover Proposal or any offer or proposal that would reasonably be expected to lead to a Takeover Proposal (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal) and thereafter will keep Parent reasonably informed of any material developments regarding any Takeover Proposal on a prompt basis (and in any event within 48 hours of any material development). In the event that any Person modifies its Takeover Proposal in any material respect (it being understood that any change in financial terms is deemed material), the Company will promptly notify Parent in writing (no later than 48 hours after receipt of such modification) of the fact that such Takeover Proposal has been modified and the terms of such modification. The Company agrees that it and its Subsidiaries will not enter into any confidentiality or other agreement with any Person on or after the Merger Agreement date which prohibits the Company from providing any information to Parent in accordance with the Merger Agreement.

•

Except as expressly permitted the Merger Agreement, the Company Board will not (1) fail to include the Company Recommendation in the Schedule 14D-9, (2) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (3) fail to recommend against acceptance of any tender offer or exchange offer for the Shares that constitutes a Takeover Proposal within ten (10) Business Days after commencement of such offer, or (4) adopt, approve or recommend to stockholders of the Company, or publicly propose to approve or recommend to stockholders of the Company a Takeover Proposal, or (v) after public announcement of a Takeover Proposal, fail to publicly affirm the Company Recommendation within ten (10) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Acceptance Time) (the actions described in the foregoing clauses (i) – (v) being referred to as a “Change in Recommendation”).

•

Prior to, but not after, the Acceptance Time, the Company Board may terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal (provided that if the Company terminates the Merger Agreement, the Company pays the Company Termination Fee required to be paid pursuant the Merger Agreement prior to or substantially concurrently with such termination), if (i) an unsolicited bona fide written Takeover Proposal (that did not result from a material breach of the Merger Agreement) is made and is not withdrawn, (ii) the Company Board has concluded in good faith (after consultation with financial advisors and legal counsel) that (x) a failure to take such action would reasonably be likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Takeover Proposal constitutes a Superior Proposal, (iii) five (5) Business Days have elapsed since the Company has given written notice to Parent advising Parent that the Company Board intends to terminate the Merger Agreement and specifying in reasonable detail the reasons therefor, including the terms and conditions of such Superior Proposal (such five Business Day period, the “Notice Period”), (iv) during the Notice Period, the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (v) following the end of the Notice Period, the Company Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer from Parent, and has determined in good faith, after consultation with its financial advisors and legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect; provided, however, that (x) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision will include any change in the purchase price or form of consideration in such Superior Proposal), the Company Board will give a new written notice to Parent and will comply with the requirements of the Merger Agreement with respect to such new written notice (provided, that the Notice Period will be two (2) Business Days instead of five (5) Business Days). The Parties agree that if the applicable Notice Period ends on a date that is concurrent with, or later than, the date of the Expiration Time, at its election Purchaser may, or at the written request of the Company Board, Purchaser shall, extend the Offer until one (1) minute after 11:59 p.m. Eastern Time on the date that is the later of (x) two (2) Business Days following the last day of the applicable Notice Period or (y) the last day of the minimum period required by applicable law, interpretation or position of the SEC or its staff or the NYSE or its staff for any such extension. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that a Takeover Proposal constitutes a Superior Proposal and the Company’s authorizing and providing the notices to Parent required by the Merger Agreement, will not in and of itself, constitute violation of the Merger Agreement or a termination of the Merger Agreement.

•

Prior to, but not after, the Acceptance Time, the Company Board may effect a Change in Recommendation solely in response to a material development, fact, change, event, effect, occurrence or circumstance that (i) was not known to or reasonably foreseeable, or, if known (or reasonably foreseeable), the consequences of which are not known or reasonably foreseeable, by the Company at the Merger Agreement date but becomes known to the Company Board after the Merger Agreement date and prior to the Acceptance Time, (ii) does not relate to (a) any Takeover Proposal (or any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, a Takeover Proposal); (b) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the Merger Agreement date, or changes after the Merger Agreement date in the market price or trading volume of the Company Common Stock or the credit rating of the Company; or (c) any change in the composition of the Company Board (an “Intervening Event”); and (ii) prior to taking such action, (w) the Company Board has given Parent at least five (5) Business Days’ (“IE Notice Period”) prior written notice of its intention to take such action, which notice describes the Intervening Event and the basis for such intended Change in Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent during the IE Notice Period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of the Merger Agreement and (y) at the end of the IE Notice Period, the Company Board or any duly constituted and authorized committee thereof has (a) considered in good faith any adjustments to the terms and conditions of the Merger Agreement, proposed in good faith by Parent and other information provided by Parent in response to the Intervening Event notice delivered by the Company to Parent hereunder, in each case, that are offered in writing by Parent to the Company, no later than 11:59 p.m. Eastern Time on the last day of the IE Notice Period in a manner that would constitute a binding agreement between the Parties if accepted by the Company; (b) determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel (and taking into account Parent’s proposed revisions to the terms and conditions of the Merger Agreement, if any), that failure to make such Change in Recommendation due to the Intervening Event would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable law; provided that each time material modifications to the Intervening Event occur, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of the Merger Agreement with respect to such new written notice. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that an Intervening Event necessitates a Change in Recommendation and the Company’s authorizing and providing the notices to Parent required by the Merger Agreement, will not in and of itself, constitute a Change in Recommendation, a violation of the Merger Agreement or a termination of the Merger Agreement.

•

Notwithstanding any provisions thereof, nothing contained in the Merger Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable law, (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or (iii) directing any Person (or the representative of that Person) that makes a Takeover Proposal; provided, however, that if any such disclosure pursuant to the foregoing clause (i) or (ii) does not reaffirm the Company Recommendation or has the effect of withdrawing (or qualifying or modifying in a manner materially adverse to Parent or Purchaser) the Company Recommendation, it will be deemed to be a Change in Recommendation.

Acquisition Proposals and the Horizon Board Recommendation. Under the Merger Agreement, a “Takeover Proposal” means, other than the Transactions, any inquiry, offer or proposal by a Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) relating to (a) any acquisition or purchase, direct or indirect (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock or other equity interests or otherwise), of any business or assets of the Company or any of its subsidiaries constituting 20% or more of the fair value of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole; (b) any issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or “group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated revenues, net income or assets of the Company; (c) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) beneficially owning, directly or indirectly, or having the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of equity or voting securities or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of, the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated assets of the Company; (d) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries pursuant to which (y) any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or any successor or parent company thereto after giving effect to the consummation of such transaction, or (z) stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction or (e) any combination of the foregoing.

Under the Merger Agreement, “Superior Offer” means a Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Takeover Proposal” to “20%” are replaced by “50%”) made by a Person on terms that the Company Board or a duly formed and authorized committee thereof determines in its good faith judgment, after consultation with financial advisors and legal counsel, taking into account all factors and matters deemed relevant in good faith by the Company Board, including financial, legal, regulatory and any other aspects of the transaction described in such proposal (including any termination fees, expense reimbursement provisions and conditions to consummation), and after taking into account any changes to the terms of the Merger Agreement irrevocably proposed in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with the Merger Agreement would, if consummated, be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions.

Except as expressly permitted by the Merger Agreement, the Company Board will not (i) fail to include the Company Recommendation in the Schedule 14D-9; (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation; (iii) fail to recommend against acceptance of any tender offer or exchange offer for the Shares that constitutes a Takeover Proposal within ten (10) Business Days after commencement of such offer; (iv) adopt, approve or recommend to stockholders of the Company, or publicly propose to approve or recommend to stockholders of the Company a Takeover Proposal; or (v) after public announcement of a Takeover Proposal, fail to publicly affirm the Company Recommendation within ten (10) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Acceptance Time) (the actions described in the foregoing clauses (i) – (v) being referred to as a “Change in Recommendation”).

Employee Benefits. From the Effective Time until the first anniversary of the Closing Date or, if sooner, the date of termination of employment, Parent will provide, or will cause to be provided, to each employee of the Company or any of its subsidiaries who was employed by the Company or its subsidiary as of immediately prior to the Effective Time (the “Company Employees”) (i) base pay and short and long term incentive opportunities that are no less favorable than the base pay and short and long term incentive opportunities provided to each such Company Employee immediately before the Effective Time; (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than either the health, welfare and retirement benefits provided to each such Company Employee immediately before the Effective Time or such benefits provided by Parent to its similarly situated employees, as determined by Parent; and (iii) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Employee immediately before the Effective Time.

For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its subsidiaries (other than the Company and its subsidiaries)) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its subsidiaries or predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Employee participated immediately before the consummation of the

Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing welfare benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Nothing in the Merger Agreement will (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan or terminating the employment of any individual at any time and for any reason. Nothing in the merger Agreement will confer upon any Covered Employee, Company Employee, or any other Person (other than the Parties), any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under the Merger Agreement.

Indemnification of Officers and Directors. From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of the Company and each of its subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person); or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a subsidiary of the Company or taken at the request of the Company or any of its subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable law or that the Company would have been required under its certificate of incorporation or bylaws in effect on the Merger Agreement date (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under the Merger Agreement as incurred to the fullest extent that the Company would have been required under its certificate of incorporation or bylaws, in each case, as in effect on the Merger Agreement date, if the individual to whom expenses are advanced provides an undertaking to repay such advances if it is determined that such person is not entitled to be indemnified pursuant to the Merger Agreement.

From and after the Effective Time, the Surviving Corporation will assume all obligations of the Company and any of its subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its subsidiaries or in any written contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by law, the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the Merger Agreement date in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the Merger Agreement date, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the Merger Agreement date in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company will not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by the Company for the existing policy, and the Company will reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to the Merger Agreement and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

The provisions concerning indemnification of officers and directors will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under the Merger Agreement may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom the Merger Agreement applies unless (i) such termination or modification is required by applicable law or (ii) the affected Indemnified Party has consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom the Merger Agreement applies will be third party beneficiaries).

In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in the Merger Agreement.

Regulatory Approvals and Related Matters. Upon the terms and subject to the provisions of the Merger Agreement, each of the Parties will use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective in the most expeditious manner possible, and prior to the Outside Date, the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed with any governmental entity to consummate the Transactions, (ii) the satisfaction of all of the conditions to consummating the Transactions, (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any governmental entity (which actions will include furnishing all information required under applicable Antitrust Laws or applicable FDI Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Parties or any of their respective subsidiaries or affiliates to complete the Transactions or the taking of any action contemplated by the Merger Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement. Additionally, the Parties will use their reasonable best efforts to fulfill all conditions precedent to the Merger in the most expeditious manner possible and will not take any action after the Merger Agreement date that would reasonably be expected to, and actually does, materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity necessary to be obtained prior to Closing.

Disclosure. The initial press release regarding the Merger was issued on January 3, 2022 after the execution and delivery of the Merger Agreement by the Parties. Thereafter neither the Company nor the Parent Parties may issue or cause the publication of any press release or other public announcement with respect to the Merger Agreement or the Transactions without the prior consultation of the other Party (with such consultation to include giving the other Party the opportunity to review and comment on such press release or other announcement), except (a) to the extent required by law, (b) with respect to communications by the Company with any Company employees or (c) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a governmental entity; provided, however, that the Company will not be required the Merger Agreement to provide any such review or comment to the Parent Parties in connection with the receipt and existence of, or public release with respect to, a Takeover Proposal or a Change in Recommendation and matters related thereto. Notwithstanding anything to the contrary set forth in the Merger Agreement, a Party may, without consultation with, or the consent of the other Party, issue one or more press releases or public statements and respond to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such press releases, public statements or other statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with the Merger Agreement that are consistent with prior press releases issued or public statements made in compliance with the Merger Agreement or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in the Merger Agreement will prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to the Merger Agreement or the Transactions.

Section 16 Matters. Promptly after the Merger Agreement date, the Company and the Company Board will take all such steps as may be required to cause any dispositions of shares of Company stock (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law.

Stockholder Litigation. In the event that any stockholder litigation related to the Merger Agreement or the Transactions is brought, or, to the knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company will (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate in (but not control) the defense or settlement of such litigation. The Company shall give Parent the right to review and comment on all filings or responses to be made by the Company in connection with such litigation, and the right to consult on any proposed settlement with respect to such litigation, and the Company shall in good faith take such comments into account. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE to cause (a) the delisting of the Company Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company stock pursuant to the Exchange Act as promptly as practicable after such delisting.

State Takeover Statutes. Assuming the representations and warranties regarding ownership of Company stock in the Merger Agreement are true and correct, the adoption and approval by the Company Board of the Merger Agreement, the Merger and the other Transactions represent all the action necessary to render inapplicable to the Merger Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its subsidiaries.

Termination. Notwithstanding anything contained in the Merger Agreement to the contrary, the Merger Agreement may be terminated and the Merger may be abandoned at any time before the Acceptance Time:

•	by mutual written consent of each Parent Party and the Company;

•	by either Parent or the Company if:

1.	the Acceptance Time has not occurred on or before 11:59 p.m. Eastern Time on June 30, 2023 (the “Outside Date”);

2.

any Restraint which is final and nonappealable has been issued or taken permanently restraining or otherwise prohibiting (or making illegal the) consummation of the Offer or the Merger such that the condition set forth in the Merger Agreement cannot be satisfied; provided, however, that the right to terminate the Merger Agreement will not be available to any Party that has breached in any material respect its obligations under the Merger Agreement which breach was the primary cause of the issuance or taking of such Restraint; or

3.

the Offer shall have expired pursuant to its terms (including any extensions thereof required or permitted pursuant to the Merger Agreement) and the terms of the Merger Agreement without Purchaser having irrevocably accepted for payment the shares of Company Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement solely as a result of the failure of the Minimum Tender Condition to be satisfied; provided, that the right to terminate the Merger Agreement shall not be available to any Party seeking to terminate if the breach by such Party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its covenants, obligations or agreements under the Merger Agreement has been a principal cause of or resulted in the non-satisfaction of the Minimum Tender Condition;

•	by the Company:

1.

in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal; provided that the Company (A) has complied with its obligations of the Merger Agreement in all material respects, (B) pays the Company termination fee to Parent pursuant to the Merger Agreement prior to or concurrently with such termination, and (C) enters into, substantially concurrently with such termination, a Company Acquisition Agreement to consummate such Superior Proposal;

2.

if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a Parent Material Adverse Effect and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) 30 days following written notice of such breach to Parent; provided that (x) the Company has given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days prior to the Outside Date), stating the Company’s intention to terminate the Merger Agreement and the basis for such termination and (y) the Company will not have the right to terminate the Merger Agreement if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; or

3.

if (A) the offer conditions (other than those offer conditions that by their nature are to be satisfied at the Acceptance Time; provided that each such condition is then capable of being satisfied at the Offer Closing) have been satisfied or waived at the Expiration Time, (B) Purchaser shall have failed to consummate (as defined in the Section 251(h) of the DGCL) the Offer within two (2) Business Days following the Expiration Time, and (C) the Company has confirmed to Parent in writing that the Company is ready, willing and able to consummate the Offer Closing and the Closing on the date following such two (2) Business Day period.

•	by Parent:

1.

if (A) the Company Board has made a Change in Recommendation, or (B) the Company shall have materially breached the no solicitation covenants of the Merger Agreement and, in such case, such breach is not curable or such breach has not been cured within five (5) Business Days’ notice thereof by Parent to the Company; or

2.

if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of any of the offer conditions to be satisfied, and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) thirty (30) days following written notice to the Company; provided that (x) Parent has given the Company written notice, delivered at least thirty (30) days prior to such termination (or promptly, if such notice is given within thirty (30) days prior to the Outside Date), stating Parent’s intention to terminate the Merger Agreement and the basis for such termination; and (y) Parent will not have the right to terminate the Merger Agreement if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

A terminating Party must provide written notice of termination to the other Parties specifying with reasonable particularity the reason for such termination. If more than one provision of termination of the Merger Agreement is available to a terminating Party in connection with a termination, a terminating Party may rely on any and all available provisions of termination of the Merger Agreement for any such termination.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party); provided, however, that the provisions related to publicity, effects of termination, miscellaneous and interpretation provisions of the Merger Agreement and the provisions of the Confidentiality Agreement will survive such termination; provided further, however, no Party will be relieved or released from liability for damages of any kind arising out of any (i) willful breach of any of its representations and warranties, covenants or other agreements contained in the Merger Agreement or (ii) fraud.

Termination Fee. If the Merger Agreement is terminated (i) by Parent, because the Horizon Board has changed the Horizon Board Recommendation or because Horizon is in breach of the non-solicitation provisions of the Merger Agreement, (ii) by Horizon in order to accept a superior Takeover Proposal pursuant to the applicable provisions of the Merger Agreement, or (iii) by either Parent or the Company because the Acceptance Time has not occurred prior to or on the Outside Date or the Minimum Tender Condition has not been met, and in the case of any termination pursuant to this clause (iii), (A) prior to such termination any person publicly announces a Takeover Proposal or a Takeover Proposal is otherwise made known to the Horizon Board (which prior to such termination has not been withdrawn at least three (3) Business Days prior to the date of such termination), and (B) at any time on or prior to the six-month anniversary of such termination the transactions contemplated by such Takeover Proposal are consummated, then (in any of the foregoing clauses (i) – (iii)) the Company will pay Parent the Company Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds as required by the Merger Agreement. The “Company Termination Fee” means a cash amount equal to $2,000,000. In no event will Parent be entitled to the Company Termination Fee on more than one occasion.

The Company and the Parent Parties each acknowledge that the termination provisions contained in the Merger Agreement are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into the Merger Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due, and, in order to obtain such payment, any Parent Party commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company will pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 3%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

Applicable Law; Jurisdiction; Specific Performance; Remedies. The Merger Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance of the Merger Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with the Merger Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that in any Action brought against any of the financing sources or Financing Source Parties in accordance with the Merger Agreement, the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York. In addition, subject to the Merger Agreement, each of the Parties irrevocably agrees that any legal action with respect to the Merger Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of the Merger Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”). Each of the Parties hereby irrevocably submits with regard to any such action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action with respect to the Merger Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with the Merger Agreement, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) the Merger Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with the Merger Agreement; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

The Parties agree that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and agree that each Party will be entitled to, in accordance with the provisions of the Merger Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and/or to enforce specifically the terms and provisions hereof in any court, in addition to any other remedy to which they are entitled at law or in equity. Except to the extent of any damages finally adjudicated to result from a willful breach of the Merger Agreement by the Company, under no circumstances will Parent be entitled to monetary damages in excess of any amounts payable pursuant to the Merger Agreement. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by any of the other Parties, and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parent Parties under the Merger Agreement. The Parties further agree that (x) by seeking the remedies provided for in the Merger Agreement, a Party will not waive in any respect its right to seek any other form of relief (including monetary damages) that may be available to a Party under the Merger Agreement in the event that the remedies provided for in the Merger Agreement are not available or otherwise are not granted, or under the Confidentiality Agreement in the event that the Merger Agreement has been terminated, and (y) nothing set forth in the Merger Agreement will require any Party to institute any proceeding for (or limit any Party’s right to institute any Action for) specific performance under the Merger Agreement prior or as a condition to exercising any termination right under the Merger Agreement, nor will the commencement of any Action pursuant to the Merger Agreement or anything set forth in the Merger Agreement restrict or limit any Party’s right to terminate the Merger Agreement in accordance with the terms of the Merger Agreement or pursue any other remedies that may be available then or thereafter.

Confidentiality Agreement

On July 29, 2022, Horizon and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for Horizon

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and all of the equity interests in, Horizon. The Offer, as the first step in the acquisition of Horizon, is intended to facilitate Parent’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Closing shall take place as soon as practicable after the following of the consummation of the Offer, but in any event no later than the date of, and immediately following, the Acceptance Time, or such other place and time agreed by Parent, Purchaser, and Horizon in writing.

If you tender your Shares in the Offer, you will cease to have any equity interest in Horizon or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Horizon. Similarly, after tendering your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Horizon.

Merger Without a Meeting. If the Offer Conditions are satisfied and the Offer is consummated, we will not seek the approval of Horizon’s remaining public stockholders before effecting the Merger. Section 251(h) of the

DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Closing without a vote of the stockholders of Horizon pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for Horizon. It is expected that, initially following the Merger, the business and operations of Horizon will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Closing, Parent may consolidate or reorganize certain corporate entities in Horizon’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of Horizon as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of Horizon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Horizon’s business, operations, capitalization and management with a view to optimizing development of Horizon’s potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Horizon, on the one hand, and Parent, Purchaser, or Horizon, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Horizon entering into any such agreement, arrangement or understanding.

It is possible that certain members of Horizon’s current management team will enter into new or additional employment arrangements with Horizon or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or Purchaser (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of Horizon shall be amended and restated in its entirety to read as the form certificate of incorporation attached to the Merger Agreement, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation. At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified. Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Horizon—Plans for Horizon,” Parent and Purchaser have no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving Horizon or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Horizon or any of its subsidiaries, (iii) any material change in Horizon’s capitalization or dividend policy, or (iv) any other material change in Horizon’s corporate structure or business or composition of its management or board of directors.

13. The Recommendation by the Board of Directors of Horizon.

On December 30, 2022, after careful consideration, the Horizon Board, has unanimously (i) determined that the Merger Agreement and the Transactions (as defined below) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

14. Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger three business days following the satisfaction or waiver of all of the conditions set forth in Annex I (Offer Conditions) of the Merger Agreement.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on NYSE because the only stockholder will be Parent. NYSE requires, among other things, that any listed shares of common stock have at least 1,100,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause Horizon to delist the Shares from NYSE.

Margin Regulations. The Shares are not currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Immediately following the consummation of the Offer, the Shares will continue to not constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Horizon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Horizon to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Horizon, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Horizon and persons holding “restricted securities” of Horizon to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on NYSE. We intend and will cause Horizon to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

15. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement pursuant to its terms, (i) as may be required by applicable law, (ii) without the approval of Parent, (iii) as required or specifically contemplated by the Merger Agreement, or (iv) as set forth in the confidential disclosure schedule provided in connection with the Merger Agreement, Horizon will not declare, accrue, set aside for payment or pay any dividend in respect of any outstanding capital stock or other equity interests of any of it or its subsidiaries or otherwise make any payments to any such holders in their capacity as such.

16. Certain Conditions to the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions of the Merger Agreement, in addition to Purchaser’s right to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares of Horizon promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Time unless, at or immediately prior to the Expiration Time:

(a) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time that number of shares of Common Stock which represent a majority of the Shares outstanding at the time of the expiration of the Offer (the “Minimum Tender Condition”);

(b) no governmental body of competent jurisdiction shall have issued any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger nor shall any law have been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger;

(c) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required under any applicable Antitrust Laws shall have been made, obtained or occurred;

(d) (i) The representations and warranties of Horizon set forth in the Merger Agreement in Section 3.1(a) and (d) (Organization; Subsidiaries), Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.3(a) and Section 3.3(b) (other than clause (ii)(B) thereof) (Consents and Approvals; No Violations), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers or Finders) and Section 3.21 (State Takeover Statutes), shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all material respects as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties set forth in Section 3.4(a) (Capitalization) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties set forth in the second sentence of Section 3.6 (Absence of Certain Changes) shall be true and correct in all respects, (iv) all other representations and warranties of the Company set forth herein shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects as of and as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, and (v) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect of the foregoing clauses (i) through (iv);

(e) Horizon having complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time, and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(f) the Merger Agreement not having been validly terminated in accordance with its terms.

The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend, or terminate the Offer in accordance with the provisions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that Parent and Purchaser shall not unless otherwise provided in the Merger Agreement or previously approved by Horizon in writing:

•	reduce the number of shares of Company Stock subject to the Offer;

•	reduce the Offer Price;

•	add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such;

•	extend or otherwise change the Expiration Time (except as required or permitted by the Merger Agreement); or

•	change the form of consideration payable in the Offer.

The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is terminated or withdrawn in accordance with the Merger Agreement.

17. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 17, based on our examination of publicly available information filed by Horizon with the SEC and other information concerning Horizon, we are not aware of any governmental license or regulatory permit that appears to be material to Horizon’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Horizon’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 16 — “Certain Conditions to the Offer.”

State Takeover Statutes. A number of states (including Delaware, where Horizon is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

Based on information supplied by Horizon and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Horizon Board, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, none of Parent, Purchaser, nor Horizon has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 16 — “Certain Conditions to the Offer” of this Offer to Purchase.

18. Appraisal Rights.

Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time, were not validly tendered in the Offer and are held by Horizon stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Offer Price, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Horizon stockholder who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Shares. In addition, if the Merger is consummated, the holders of record of shares of Preferred Shares who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL will similarly be entitled to a judicial determination of the fair value of such Preferred Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Preferred Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of such Dissenting Shares or Preferred Shares, as applicable. Horizon stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, Horizon may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares or Preferred Shares, as applicable, in the Offer or the Merger. Horizon stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares or Preferred Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the Shares and the Preferred Shares of such Horizon stockholder will be converted into the right to receive the Offer Price or Preferred Share Price, as applicable, without interest thereon, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex C.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, such stockholder must (among other things) do all of the following: (i) not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly demand appraisal, (iii) continuously hold their Shares from the date of making such demand through the Effective Time and (iv) do not thereafter validly withdraw their demand for, or otherwise lose their rights to, appraisal of such shares in accordance with Section 262 of the DGCL. Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is set forth on Schedule II attached to this Offer to Purchase. The preservation and exercise of appraisal rights require timely adherence to the applicable provisions of Delaware law. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Offer Price.

19. Transactions and Arrangements Concerning the Shares and Other Securities of Horizon.

(i) None of (A) Parent, (B) Purchaser or (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Shares and (ii) none of (A) Parent, (B) Purchaser, and (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I or any associate or majority- owned subsidiary of Parent or Purchaser has effected any transaction in Shares during the past sixty (60) days.

According to Horizon, all unaffiliated directors and executive officers of Horizon intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither Horizon nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by Horizon with the SEC.

None of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Horizon (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Horizon,” and this Section 19, in the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, on the one hand, and Horizon or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of Horizon’s consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year); (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed on Schedule I, on the one hand, and any executive officer, director or affiliate of Horizon who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transaction with such director, executive officer or affiliate, exceeded $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed on Schedule I, on the one hand, and Horizon or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of Horizon’s securities, an election of Horizon’s directors or a sale or other transfer of a material amount of assets of Horizon; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations, transactions or material contacts between (A) any affiliate of Horizon and (B) Horizon or any of its affiliates, on the one hand, and any person not affiliated with Horizon, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of Horizon’s securities, an election of Horizon’s directors or a sale or other transfer of a material amount of assets of Horizon.

20. Interests of Certain Horizon Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of Horizon should be aware that certain directors and executive officers of Horizon have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.

In addition, pursuant to the Merger Agreement, (a) from the Effective Time until the first anniversary of the Closing Date or, if sooner, the date of termination of employment, Parent will provide, or will cause to be provided, to each employee of the Company or any of its Subsidiaries who was employed by the Company or its Subsidiary as of immediately prior to the Effective Time (the “Company Employees”) (i) base pay and short and long term incentive opportunities that are no less favorable than the base pay and short and long term incentive opportunities provided to each such Company Employee immediately before the Effective Time; (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than either the health, welfare and retirement benefits provided to each such Company Employee immediately before the Effective Time or such benefits provided by Parent to its similarly situated employees, as determined by Parent; and (iii) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Employee immediately before the Effective Time.

In addition, pursuant to the Merger Agreement, for purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing welfare benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of- pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

21. Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Computershare Inc., to be the Depository Agent and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent, the Depository Agent and the Paying Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent, the Depository Agent and the Paying Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

22. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depository Agent, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Horizon is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten (10) business days from the date of this Offer to Purchase, setting forth the recommendation of the Horizon Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Horizon” above.

PHX Merger Sub, Inc.

January 9, 2023

SCHEDULE I

Certain Information Concerning the Directors, Executive Officers of Parent

The information presented on this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of First Brands Group, LLC (“Parent,” “we,” “us,” or “our”), each member of the board of directors of Parent (the “Board of Directors”) and each person controlling Parent. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as disclosed on this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with any executive officer, director or affiliate of Horizon that is a natural person over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors, executive officers and controlling persons listed below are citizens of the United States of America. The current business address for each person listed on this Schedule I is c/o First Brands Group, LLC, 127 Public Square, Suite 5300, Cleveland, OH 44114 and the telephone number for each person listed below is (216) 302-2599.

Name	Position with First Brands Group, LLC
Patrick James	Controlling Person, Director, Chairman and Chief Executive Officer
Michael Baker	Director and Chief Corporate Strategy Officer
Ed James	Executive Vice President
Stephen Graham	Chief Financial Officer
Shekhar Kumar	Corporate Finance Manager

Patrick James is the sole owner of Parent, and has been a member of Parent’s board of directors and its Chairman and Chief Executive Officer for more than five years. Mr. James has extensive experience in the automotive aftermarket industry.

Michael Baker was appointed as a member of Parent’s board of directors and its Chief Corporate Strategy Officer in August 2021. Prior to his appointment, Mr. Baker was a partner with the law firm of Paul Hastings LLP, where his work included serving as outside finance counsel to Parent. The business address for Paul Hastings LLP is 200 Park Avenue, New York, NY 10166.

Ed James has served as Executive Vice President of Parent for more than five years. Prior to his appointment, Mr. James served in various roles with Parent and its predecessor, including roles in finance, accounting, and working capital solutions. Mr. James has extensive experience in the automotive aftermarket industry.

Stephen Graham was appointed as Chief Financial Officer of Parent in April 2014. Mr. Graham has more than 35 years of financial and operational experience, including more than 20 years of experience as chief financial officer of various companies, including Dura Automotive, Shiloh Industries, Truck Components, and Associated Materials.

Shekhar Kumar was appointed as Corporate Finance Manager of Parent in August 2021. Prior to his appointment, Mr. Kumar was a partner with the law firm of Paul Hastings LLP, where his work included serving as outside finance counsel to Parent. The business address for Paul Hastings LLP is 200 Park Avenue, New York, NY 10166.

Certain Information Concerning the Directors, Executive Officers and Controlling Persons

of Purchaser

The information presented on this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five (5) years of each executive officer of PHX Merger Sub, Inc. (“Purchaser”), each member of the board of directors of Purchaser and each person controlling Purchaser. None of the listed persons, during the past five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as disclosed on this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with any executive officer, director or affiliate of Horizon that is a natural person over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors, executive officers and controlling persons listed below are citizens of the United States of America. The current business address for each person listed on this Schedule I is c/o PHX Merger Sub, Inc., 127 Public Square, Suite 5300, Cleveland, OH 44114 and the telephone number for each person listed below is (216) 302-2599.

Name	Position with PHX Merger Sub, Inc.
Patrick James	Controlling Person, Director, President and Chief Executive Officer
Michael Baker	Director, Chief Corporate Strategy Officer and Secretary
Ed James	Executive Vice President
Stephen Graham	Chief Financial Officer and Treasurer
Shekhar Kumar	Corporate Finance Manager

Patrick James is the sole owner of Parent, of which Purchaser is a wholly-owned subsidiary, and was appointed as a member of Purchaser’s board of directors and its President and Chief Executive Officer in December 2022. Mr. James also serves as a director and the Chairman and Chief Executive Officer of Parent. Mr. James has extensive experience in the automotive aftermarket industry.

Michael Baker was appointed as a member of Purchaser’s board of directors and as its Chief Corporate Strategy Officer and Secretary in December 2022. Mr. Baker also serves as a director and the Chief Corporate Strategy Officer of Parent. Prior to joining Parent, Mr. Baker was a partner with the law firm of Paul Hastings LLP, where his work included serving as outside finance counsel to Parent. The business address for Paul Hastings LLP is 200 Park Avenue, New York, NY 10166.

Ed James was appointed as Executive Vice President of Purchaser in December 2022. Mr. James also serves as an Executive Vice President of Parent. Prior to joining Parent, Mr. James served in various roles with Parent and its predecessor, including roles in finance, accounting, and working capital solutions. Mr. James has extensive experience in the automotive aftermarket industry.

Stephen Graham was appointed as Chief Financial Officer and Treasurer of Purchaser in December 2022. Mr. Graham also serves as Chief Financial Officer of Parent. Mr. Graham has more than 35 years of financial and operational experience, including more than 20 years of experience as chief financial officer of various companies, including Dura Automotive, Shiloh Industries, Truck Components, and Associated Materials.

Shekhar Kumar was appointed as Corporate Finance Manager of Purchaser in December 2022. Mr. Kumar also serves as Corporate Finance Manager of Parent. Prior to joining Parent, Mr. Kumar was a partner with the law firm of Paul Hastings LLP, where his work included serving as outside finance counsel to Parent. The business address for Paul Hastings LLP is 200 Park Avenue, New York, NY 10166.

SCHEDULE II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

The Letter of Transmittal and any other required documents should be sent to the Depository Agent & Paying Agent as follows:

The Depository Agent & Paying Agent for the Offer is:

Computershare Inc.

www.ComputershareCAS.com/First or https://first.computersharecas.com

If delivering by hand, express mail, courier, or other expedited service:	By mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attention: Corporate Actions	Attention: Corporate Actions
150 Royall Street,	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITORY AGENT AND PAYING AGENT.

Questions and requests for assistance may be directed to the Information Agent at the telephone number and locations listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders Call (Toll-Free): (888) 541-9895

Banks and Brokers Call: (212) 269-5550

By Email: hzn@dfking.com